CDEX INC.
                         1700 Rockville Pike, Suite 400
                            Rockville, Maryland 20852


                                                               February 24, 2005



VIA EDGAR AND FAX
-----------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: CDEX Inc. (the "Company")/Registration Statement on Form SB-2 (Registration No. 333-121796)
                  --------------------------------------------------------------

Ladies and Gentlemen:

     The Company hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that its Registration Statement on Form SB-2, as amended, be declared effective at 5:00 p.m. on February 25, 2005, or as soon thereafter as practicable.

     In connection with this request, the Company hereby acknowledges the following:

     1. should the Securities and Exchange Commission (the "Commission") or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;
     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,

                                      CDEX INC.

                                      By: /s/ Malcolm H. Philips
                                          ----------------------
                                          Malcolm H. Philips,
                                          Chairman, Chief Executive Officer and
                                          President